List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 October 2010

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company announces publication of prospectus. (01 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 October 2010)
Announcement Company purchases shares to be held in treasury for the purpose of satisfying grants made under employee share plans. (01 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 October 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (04 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (20 October 2010)
Announcement Mr Millian, a Person Discharging Managerial Responsibilities (“PDMR”) informs the Company of his beneficial interests. (04 October 2010)	Announcement Dr Humer and Mr Williams, a PDMR, inform the Company of their beneficial interests. (21 October 2010)
Announcement Company announces Annual Information Update. ( 06 October 2010)	Announcement Mr Walsh informs the Company of his beneficial interests. (21 October 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 October 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (11 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (25 October 2010)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibilities inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(12 October 2010)
Announcement Company announces that its subsidiary, EABL, completes Serengeti Breweries acquisition. (26 October 2010)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (13 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 October 2010)
Announcement Company issues Interim Management Statement. (14 October 2010)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 October 2010)
Announcement Company announces lodgement of documents for inspection and result of AGM. (15 October 2010)	Announcement Company announces total voting rights. (29 October 2010)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

Lakeside Drive, Park Royal, London, NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 15 November 2010	By: /s/ J Nicholls
Name: J Nicholls
Title: Deputy Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Publication of Prospectus
Released	10:15 01-Oct-2010
Number	6960T10

RNS Number : 6960T
Diageo PLC
01 October 2010

Publication of Prospectus

Diageo PLC
1 October 2010

Diageo plc today announces that, as part of its annual renewal of its European debt issuance facilities, the following prospectus was approved by the United Kingdom Listing Authority on 30 September 2010 and is available for viewing:

Programme for the Issuance of Debt Instruments of Diageo plc, as Issuer and Guarantor, Diageo Finance plc, as Issuer and Diageo Capital B.V., as Issuer.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6960T_-2010-10-1.pdf

For further information, please contact:

Nick Temperley              020 8978 4223   investor.relations@diageo.com
Investor Relations

The Debt Instruments covered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (i) as part of their distribution at any time or (ii) otherwise until forty days after the completion of the distribution of the Tranche of Instruments of which such Instruments are a part, as determined and certified by the Dealer or Dealers named in the relevant prospectus, as the case may be, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meaning given to them by Regulation S.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:31 01-Oct-2010
Number	7563T17

RNS Number : 7563T
Diageo PLC
01 October 2010

Diageo plc - Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1,101.87  pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

Following the above purchase, the Company holds 252,846,349 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,501,108,576

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:06 04-Oct-2010
Number	01503-29FB

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 3,809 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,842,540 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,112,385.

J Nicholls

Deputy Company Secretary

4 October 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:06 04-Oct-2010
Number	01605-CA00

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Randy Millian, a person discharging managerial responsibilities ("PDMR"), exercised options on 29 September 2010 over 16,856 American Depository Shares in the Company ("ADS") granted on 12 October 2001 at a price per share of $37.01 under the Diageo Share Option Plan and subsequently sold 16,687 ADS at a price per share of $69.27.

As a result of the above transaction Mr Millian's interests in the Company's ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) has increased to 10,002.

John Nicholls

Deputy Company Secretary

4 October 2010

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Information Update
Released	17:18 06-Oct-2010
Number	01717-707B

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 5, PARAGRAPH 5.2 OF

THE PROSPECTUS RULES

Annual Information Update for the 12 months up to and including 16 September 2010.

Diageo plc (the "Company") announces that in accordance with Prospectus Rule 5.2, the following information has been published or made available to the public over the previous 12 months in compliance with laws and rules dealing with the regulation of securities, issues of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service.

Time/Date	Code	Name	Headline

13:26 16-Sep-2009	DGE	Diageo PLC	Transaction in Own Shares

15:33 17-Sep-2009	DGE	Diageo PLC	Director/PDMR Shareholding

07:00 21-Sep-2009	DGE	Diageo PLC	Publication of Prospectus

14:41 22-Sep-2009	DGE	Diageo PLC	Director/PDMR Shareholding

14:30 23-Sep-2009	DGE	Diageo PLC	Transaction in Own shares

10:36 30-Sep-2009	DGE	Diageo PLC	Director/PDMR Shareholding

11:53 30-Sep-2009	DGE	Diageo PLC	Transaction in Own Shares

11:54 30-Sep-2009	DGE	Diageo PLC	Total Voting Rights

07:00 02-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

15:58 02-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

16:20 02-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

16:22 02-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

14:40 06-Oct-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:08 07-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

10:13 08-Oct-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:19 09-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

14:32 12-Oct-2009	DGE	Diageo PLC	Director/PDMR Shareholding

09:45 14-Oct-2009	DGE	Diageo PLC	Interim Management Statement

10:00 14-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

13:30 15-Oct-2009	DGE	Diageo PLC	Result of AGM

14:02 16-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

14:19 16-Oct-2009	DGE	Diageo PLC	Annual Financial Report

15:45 16-Oct-2009	DGE	Diageo PLC	Director/PDMR Shareholding

11:48 21-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

15:36 21-Oct-2009	DGE	Diageo PLC	Annual Information Update

13:50 22-Oct-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:50 22-Oct-2009	DGE	Diageo PLC	Holding(s) in Company

14:11 26-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

14:14 30-Oct-2009	DGE	Diageo PLC	Transaction in Own Shares

14:15 30-Oct-2009	DGE	Diageo PLC	Total Voting Rights

14:54 02-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

07:00 04-Nov-2009	DGE	Diageo PLC	Issue of Debt

15:30 04-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:47 04-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

15:30 05-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:06 06-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

15:14 06-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:17 10-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

15:49 10-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

07:00 11-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

15:24 11-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

14:03 12-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

14:23 12-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

14:22 13-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

14:13 16-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:47 16-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

16:02 17-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

14:15 18-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

14:54 18-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

12:57 20-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

15:04 20-Nov-2009	83JA	Diageo PLC	FRN Variable Rate Fix

15:37 20-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:33 24-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:38 24-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

15:38 25-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

09:52 26-Nov-2009	DGE	Diageo PLC	Director/PDMR Shareholding

15:34 27-Nov-2009	DGE	Diageo PLC	Transaction in Own Shares

14:27 30-Nov-2009	DGE	Diageo PLC	Total Voting Rights

15:32 01-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:32 02-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:32 02-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

09:12 04-Dec-2009	DGE	Diageo PLC	Holding(s) in Company

15:22 04-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

16:01 07-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

14:57 08-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

14:47 09-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

15:05 10-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:14 11-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

14:15 14-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

14:32 14-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

15:12 16-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

15:44 17-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

11:42 18-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

13:30 18-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

10:20 23-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

10:23 23-Dec-2009	DGE	Diageo PLC	Subsidiary Annual Report and Accounts

12:10 23-Dec-2009	DGE	Diageo PLC	Transaction in Own Shares

12:12 30-Dec-2009	DGE	Diageo PLC	Director/PDMR Shareholding

13:12 30-Dec-2009	DGE	Diageo PLC	Treasury Stock

15:09 04-Jan-2010	DGE	Diageo PLC	Total Voting Rights

15:56 06-Jan-2010	DGE	Diageo PLC	Transaction in Own Shares

14:15 08-Jan-2010	DGE	Diageo PLC	Transaction in Own Shares

15:54 11-Jan-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:58 14-Jan-2010	DGE	Diageo PLC	Subsidiary Annual Report and Accounts

10:55 15-Jan-2010	DGE	Diageo PLC	Transaction in Own Shares

14:28 20-Jan-2010	DGE	Diageo PLC	Transaction in Own Shares

15:40 22-Jan-2010	DGE	Diageo PLC	Transaction in Own Shares

13:32 29-Jan-2010	DGE	Diageo PLC	Transaction in Own Shares

13:39 29-Jan-2010	DGE	Diageo PLC	Total Voting Rights

15:03 01-Feb-2010	DGE	Diageo PLC	Transaction in Own Shares

12:36 05-Feb-2010	DGE	Diageo PLC	Transaction in Own Shares

13:10 08-Feb-2010	DGE	Diageo PLC	Transaction in Own Shares

15:32 08-Feb-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:20 10-Feb-2010	DGE	Diageo PLC	Director/PDMR Shareholding

07:11 11-Feb-2010	DGE	Diageo PLC	Diageo plc half year report

14:28 17-Feb-2010	DGE	Diageo PLC	Transaction in Own Shares

11:02 22-Feb-2010	83JA	Diageo PLC	FRN Variable Rate Fix

13:58 22-Feb-2010	DGE	Diageo PLC	Statement re Sichuan Chengdu Quanxing Group

14:30 24-Feb-2010	DGE	Diageo PLC	Transaction in Own Shares

07:30 25-Feb-2010	DGE	Diageo PLC	Settlement of dispute

12:28 26-Feb-2010	DGE	Diageo PLC	Transaction in Own Shares

12:29 26-Feb-2010	DGE	Diageo PLC	Total Voting Rights

13:50 01-Mar-2010	DGE	Diageo PLC	Diageo majority shareholder in China JV

14:17 01-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

12:16 02-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

12:17 02-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

13:36 03-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

11:05 05-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

12:31 05-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

13:45 08-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

12:22 10-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

14:31 10-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:12 11-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

14:58 12-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

13:45 15-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

10:52 17-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:12 17-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

12:49 19-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

14:40 25-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

14:12 26-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

15:30 29-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

13:43 31-Mar-2010	DGE	Diageo PLC	Transaction in Own Shares

13:44 31-Mar-2010	DGE	Diageo PLC	Total Voting Rights

14:01 31-Mar-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:45 07-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

15:56 07-Apr-2010	DGE	Diageo PLC	Director/PDMR Shareholding

14:24 09-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

12:42 12-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

12:50 12-Apr-2010	DGE	Diageo PLC	Director/PDMR Shareholding

14:11 14-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

13:48 16-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

13:51 16-Apr-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:00 19-Apr-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:02 21-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

15:28 23-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

07:00 29-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

14:07 30-Apr-2010	DGE	Diageo PLC	Transaction in Own Shares

14:08 30-Apr-2010	DGE	Diageo PLC	Total Voting Rights

12:14 04-May-2010	DGE	Diageo PLC	Transaction in Own Shares

07:00 06-May-2010	DGE	Diageo PLC	Interim management statement

14:39 07-May-2010	DGE	Diageo PLC	Transaction in Own Shares

14:49 07-May-2010	DGE	Diageo PLC	Blocklisting - Interim Review

14:10 10-May-2010	DGE	Diageo PLC	Director/PDMR Shareholding

07:00 11-May-2010	DGE	Diageo PLC	Statement re Chief Financial Officer

14:40 13-May-2010	DGE	Diageo PLC	Transaction in Own Shares

13:58 14-May-2010	DGE	Diageo PLC	Transaction in Own Shares

15:46 18-May-2010	DGE	Diageo PLC	Director/PDMR Shareholding

13:08 19-May-2010	DGE	Diageo PLC	Transaction in Own Shares

15:19 21-May-2010	83JA	Diageo PLC	FRN Variable Rate Fix

14:24 26-May-2010	DGE	Diageo PLC	Transaction in Own Shares

15:04 28-May-2010	DGE	Diageo PLC	Transaction in Own Shares

15:08 28-May-2010	DGE	Diageo PLC	Total Voting Rights

14:56 02-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

11:51 04-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

12:37 07-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

15:16 11-Jun-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:18 11-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

14:02 14-Jun-2010	DGE	Diageo PLC	Director/PDMR Shareholding

14:30 16-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

10:37 18-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

10:41 18-Jun-2010	DGE	Diageo PLC	Director/PDMR Shareholding

15:22 21-Jun-2010	DGE	Diageo PLC	Director/PDMR Shareholding

14:10 23-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

13:31 24-Jun-2010	DGE	Diageo PLC	Re Sale and Leaseback Arrangement

10:01 25-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

13:46 30-Jun-2010	DGE	Diageo PLC	Transaction in Own Shares

13:50 30-Jun-2010	DGE	Diageo PLC	Total Voting Rights

07:00 01-Jul-2010	DGE	Diageo PLC	Statement re Pension Deficit Funding

13:57 02-Jul-2010	DGE	Diageo PLC	Transaction in Own Shares

13:15 07-Jul-2010	DGE	Diageo PLC	Transaction in Own Shares

13:32 09-Jul-2010	DGE	Diageo PLC	Transaction in Own Shares

15:22 12-Jul-2010	DGE	Diageo PLC	Director/PDMR Shareholding

13:46 14-Jul-2010	DGE	Diageo PLC	Treasury Stock

12:56 16-Jul-2010	DGE	Diageo PLC	Transaction in Own Shares

11:39 21-Jul-2010	DGE	Diageo PLC	Transaction in Own Shares

13:06 28-Jul-2010	DGE	Diageo PLC	Treasury Stock

14:23 30-Jul-2010	DGE	Diageo PLC	Total Voting Rights

11:54 06-Aug-2010	DGE	Diageo PLC	Treasury Stock

15:20 10-Aug-2010	DGE	Diageo PLC	Director/PDMR Shareholding

12:07 11-Aug-2010	DGE	Diageo PLC	Treasury Stock

13:40 13-Aug-2010	DGE	Diageo PLC	Transaction in Own Shares

14:56 20-Aug-2010	83JA	Diageo PLC	FRN Variable Rate Fix

07:00 26-Aug-2010	DGE	Diageo PLC	Preliminary results 2010

09:00 26-Aug-2010	DGE	Diageo PLC	Board Appointment

14:19 31-Aug-2010	DGE	Diageo PLC	Director/PDMR Shareholding

14:32 31-Aug-2010	DGE	Diageo PLC	Total Voting Rights

14:12 01-Sep-2010	DGE	Diageo PLC	Transaction in Own Shares

14:46 03-Sep-2010	DGE	Diageo PLC	Transaction in Own Shares

10:38 06-Sep-2010	DGE	Diageo PLC	Director Declaration

14:48 06-Sep-2010	DGE	Diageo PLC	Director/PDMR Shareholding

13:57 10-Sep-2010	DGE	Diageo PLC	Director/PDMR Shareholding

13:44 14-Sep-2010	DGE	Diageo PLC	Annual Financial Report - Form 20F

15:31 14-Sep-2010	DGE	Diageo PLC	Annual Financial Report

14:23 15-Sep-2010	DGE	Diageo PLC	Transaction in Own Shares

Details of all regulatory announcements can be found in full on the Company's price page of the London Stock Exchange website at www.londonstockexchange.com.

This information was submitted to other EEA States in compliance with the Company's obligations under Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on regulated markets in Ireland and France.

The Company also submitted filings to the Securities and Exchange Commission ("SEC") in compliance with its obligations under national laws and rules dealing with the regulation of securities, issuers of securities and securities markets by virtue of having its transferable securities admitted to trading on the New York Stock Exchange. Full details of these filings can be found on the SEC's website at www.sec.gov

The Company has submitted filings to Companies House, in relation to the allotment of shares, appointment and resignations of directors and the purchase of its own shares which were either cancelled or held as treasury shares. Copies of these documents can be found on the Companies House website at www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk.

The Company's Annual Report for the period ending 30 June 2010 (which was filed with the UKLA Document Viewing facility for publication through the National Storage Mechanism on 14 September 2010) can be found on the Company's website, as can 2010 AGM documents.

Further information regarding the Company and its activities is available at www.diageo.com

A copy of this Annual Information Update and all documents referred to in it can be obtained from the Company's registered office:

The Company Secretarial Department

Diageo plc

Lakeside Drive

Park Royal

London

NW10 7HQ

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

John Nicholls

Company Secretary

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:52 08-Oct-2010
Number	01451-16FA

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,395 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,834,145 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,122,430.

J Nicholls

Deputy Company Secretary

8 October 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:26 11-Oct-2010
Number	01626-BE23

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 2,312 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,831,833 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,124,742.

J Nicholls

Deputy Company Secretary

11 October 2010

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	09:50 12-Oct-2010
Number	00949-6A30

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 11 October 2010 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 11 October 2010 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

NC Rose	17

PS Walsh	17

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 October 2010 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	17

S Fletcher	17

D Gosnell	17

J Grover	17

A Morgan	17

G Williams	17

I Wright	17

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £11.07.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 October 2010 from Dr FB Humer, a director of the Company, that he had purchased 718 Ordinary Shares on 11 October 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £11.07.

3. It received notification on 11 October 2010 from Mr HT Stitzer, a director of the Company, that he had purchased 89 Ordinary Shares on 11 October 2010 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £11.07.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	26,242

NC Rose	479,223

HT Stitzer	8,233

PS Walsh	653,758

Name of PDMR	Number of Ordinary Shares

N Blazquez	50,760

S Fletcher	94,930

D Gosnell	72,449

J Grover	154,410

A Morgan	150,298

G Williams	185,821 (of which 6,144 are held as ADS*)

I Wright	25,096

J Nicholls

Deputy Company Secretary

12 October 2010

*1 American Depositary Share is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:37 13-Oct-2010
Number	01137-428A

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,576 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,827,257 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,129,318.

J Nicholls

Deputy Company Secretary

13 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	09:45 14-Oct-2010
Number	3815U09

RNS Number : 3815U
Diageo PLC
14 October 2010

14 October 2010

Interim management statement for the three months ended 30 September 2010

Diageo reports Q1 organic net sales growth of 5% and reiterates that organic operating profit growth in FY 11 will improve on fiscal 2010

In the three months ended 30 September 2010 net sales were £2,063 million up 5% on an organic basis from £1,946 million in the quarter ended 30 September 2009. Net assets were £5,113 million at 30 September 2010, having been £4,786 million at 30 June 2010 mainly as a result of the net profit for the period. Net borrowings were £7,456 million at 30 September 2010 having been £6,954 million at 30 June 2010 principally reflecting movements in working capital.

Paul Walsh, Chief Executive of Diageo, commented:

'Our first quarter performance is in line with our expectations with good volume growth and a modest improvement in the level of price/mix. The continued strong performance of all three hubs in International together with further improvement in our  performance in Asia Pacific remain the key drivers of organic net sales growth in the quarter. Diageo North America also posted stronger growth in this quarter than in the prior year. As expected we face a challenging trading environment in Greece and in Spain net sales were down markedly in comparison to the first quarter last year when there was a buy in ahead of duty increases. Northern Europe again delivered good net sales growth and Diageo's business in Russia continues to grow strongly. Overall, however the consumer environment in Europe is slightly weaker than we experienced in the prior year. We continue to increase marketing spend behind our brands globally and build our capabilities and our sales force in the developing markets.

'The year has started as we thought it would with a fragile economic and consumer environment in the developed markets and stronger consumer demand in the developing markets. Following our first quarter's trading we are reiterating our guidance for improved organic growth in operating profit in fiscal 2011 compared to fiscal 2010.'

ENDS

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 8978 4613
Media@diageo.com

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	09:45 14-Oct-2010
Number	3815U09

RNS Number : 3815U
Diageo PLC
14 October 2010

14 October 2010

Interim management statement for the three months ended 30 September 2010

Diageo reports Q1 organic net sales growth of 5% and reiterates that organic operating profit growth in FY 11 will improve on fiscal 2010

In the three months ended 30 September 2010 net sales were £2,063 million up 5% on an organic basis from £1,946 million in the quarter ended 30 September 2009. Net assets were £5,113 million at 30 September 2010, having been £4,786 million at 30 June 2010 mainly as a result of the net profit for the period. Net borrowings were £7,456 million at 30 September 2010 having been £6,954 million at 30 June 2010 principally reflecting movements in working capital.

Paul Walsh, Chief Executive of Diageo, commented:

'Our first quarter performance is in line with our expectations with good volume growth and a modest improvement in the level of price/mix. The continued strong performance of all three hubs in International together with further improvement in our  performance in Asia Pacific remain the key drivers of organic net sales growth in the quarter. Diageo North America also posted stronger growth in this quarter than in the prior year. As expected we face a challenging trading environment in Greece and in Spain net sales were down markedly in comparison to the first quarter last year when there was a buy in ahead of duty increases. Northern Europe again delivered good net sales growth and Diageo's business in Russia continues to grow strongly. Overall, however the consumer environment in Europe is slightly weaker than we experienced in the prior year. We continue to increase marketing spend behind our brands globally and build our capabilities and our sales force in the developing markets.

'The year has started as we thought it would with a fragile economic and consumer environment in the developed markets and stronger consumer demand in the developing markets. Following our first quarter's trading we are reiterating our guidance for improved organic growth in operating profit in fiscal 2011 compared to fiscal 2010.'

ENDS

Investor enquiries to:	Nick Temperley	+44 (0) 20 8978 4223
	Sarah Paul	+44 (0) 20 8978 4326
	Kelly Padgett	+1 202 715 1110
Investor.relations@diageo.com

Media enquiries to:	James Crampton	+44 (0) 20 8978 4613
Media@diageo.com

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, expected cash payments, outcomes of litigation and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.  Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:23 15-Oct-2010
Number	01523-0319

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 51,565 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,775,692 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,180,833.

J Nicholls

Deputy Company Secretary

15 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Treasury Stock
Released	14:16 18-Oct-2010
Number	01416-D5E1

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 7,832 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,767,860 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,188,715.

J Nicholls

Deputy Company Secretary

18 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 20-Oct-2010
Number	01409-3845

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 24,573 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,743,287 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,213,288.

J Nicholls

Deputy Company Secretary

20 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	10:51 21-Oct-2010
Number	01051-120D

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that the following directors and Person Discharging Managerial Responsibilities ("PDMR"), as participants in the Diageo Dividend Reinvestment Plan (the "Plan") received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") in respect of the final dividend paid on 19 October 2010, as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	428

Name of PDMR

G Williams	45*

The Ordinary Shares were purchased on 19 October 2010 (with a settlement date of 22 October 2010) at an average price of 11.62.

As a result of the above transaction, these directors' and PDMR's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's employee benefit trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	26,670

Name of PDMR

G Williams	185,866 (of which 6,144 are held as ADS**)

* In respect of shares held by his son David Rhys Williams.

**1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Secretary

21 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:33 21-Oct-2010
Number	01433-6240

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, exercised an option on 21 October 2010 over 150,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2002 at a price per share of £7.59 under the Company's Senior Executive Share Option Plan ("SESOP").

Mr Walsh subsequently sold 140,000 Ordinary Shares on 21 October 2010, at a price per share of £12.07. Mr Walsh retains the balance of 10,000 Ordinary Shares.

As a result of the above transactions, the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to 663,758

J Nicholls

Deputy Secretary

21 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:25 22-Oct-2010
Number	01225-A97C

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 27,661 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 991.85 pence per share.

Following this release, the Company holds 252,715,626 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,240,949.

J Nicholls

Deputy Company Secretary

22 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:49 25-Oct-2010
Number	01249-CF98

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 341,019 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,374,607 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,581,968.

J Nicholls

Deputy Company Secretary

25 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	EABL completes Serengeti Breweries acquisition
Released	07:00 26-Oct-2010
Number	9793U07

RNS Number : 9793U
Diageo PLC
26 October 2010

26 October 2010

Diageo's East African subsidiary, East African Breweries Limited, completes acquisition of Serengeti Breweries Limited in Tanzania

East African Breweries Limited (EABL), a subsidiary of Diageo, has completed the acquisition of 51 per cent of the issued share capital of Serengeti Breweries Limited (SBL) from its existing shareholders for a total consideration of approximately US$60.4million.

SBL is a major brewer and distributor of beverages in Tanzania and produces a portfolio of beer and non-alcoholic products, including its flagship Premium Serengeti Lager. The combined EABL / SBL portfolio accounts for approximately 28 per cent of the Tanzanian branded beer sector.  SBL will form an integral part of EABL's East African supply footprint providing additional capacity to Kenya and Uganda.

Enquiries

For Diageo Investor Relations

Nick Temperley
+44 (0)208 978 4223
nick.temperley@diageo.com

For Diageo Media Relations

James Crampton
+44 (0)7803 856 452
james.crampton@diageo.com

Notes to editors

·	Diageo plc owns 50.03% of EABL, which is listed on the Kenyan, Ugandan and Tanzanian stock exchanges.

About Diageo
Diageo is the world's leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wines, and beer categories. These brands include Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, Crown Royal, Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in more than 180 countries around the world. The company is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands, and performance, visit us at Diageo.com. For our global resource that promotes responsible drinking through the sharing of best practice tools, information and initiatives, visit DRINKiQ.com.

Celebrating life, every day, everywhere.

Diageo Africa
Diageo Africa is the trading name for the group of Diageo corporate entities and people who trade in and for the Africa region. Diageo Africa includes all of Diageo's business interest in continental sub-Saharan countries and outlying islands, including Reunion, Mauritius and Seychelles.  We operate through wholly or partly owned operations and a range of partnerships and licensing agreements.  Diageo Africa region is active in brewing and distilling and our brands are enjoyed in over 40 African countries. The region contributes to nearly a third of Diageo's net sales of beer globally and employs over 4,500 employees.  Several of the larger Diageo companies in Africa are quoted on local stock exchanges.  All of these companies have active corporate social responsibility programmes, covering initiatives in water, health, education and other areas of value to the communities in which we operate.

East African Breweries Limited is one of the largest beverage companies in the region, with breweries in Kenya and Uganda. Made up of five subsidiaries, Kenya Breweries, Uganda Breweries, Central Glass Industries, East African Maltings and UDV Kenya, the company has been in existence since 1923. Its flagship brands include Tusker Lager, Pilsner, Guinness, Smirnoff Vodka, Johnnie Walker Scotch Whisky, Senator and Alvaro non-alcoholic malt drinks

It is quoted in the three East African bourses and is the second largest company by market capitalisation at the Nairobi Stock Exchange. Through its EABL Foundation, the company has enriched the lives of over two million people across the region in the past three years through the provision of water, education and environmental care to the communities in which it operates.

Serengeti Breweries Limitedis the second largest beer company in Tanzania whose portfolio, when combined with EABL's portfolio, accounts for approximately 28 per cent of the Tanzanian branded beer sector. SBL currently operates two breweries in Tanzania - one in Dar es Salaam and one in Mwanza - and a third brewery is being built in Moshi. Other brands are The Kick lager, Uhuru lager and other brands brewed under license.

-ENDS-

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:42 27-Oct-2010
Number	01442-2DBD

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 115,787 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,258,820 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,697,755.

J Nicholls

Deputy Company Secretary

27 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	12:05 29-Oct-2010
Number	01205-D319

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 41,429 ordinary shares of 28101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 993.39 pence per share.

Following this release, the Company holds 252,217,391 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,501,739,184.

J Nicholls

Deputy Company Secretary

29 October 2010

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	12:09 29-Oct-2010
Number	01209-4597

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,753,956,575 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 252,217,391 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,501,739,184 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

29 October 2010